UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment Number 1)*

CTC Media, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class and Securities)

12642X 10 6

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Access Industries Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) [..] (b) [x]
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 9,485,000
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 9,485,000
	(8)	SHARED DISPOSITIVE POWER 0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,000
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
(12)		TYPE OF REPORTING PERSON (See Instructions) OO – Limited Liability Company

Page 3 of 6 pages

Item 1(a).	Name of Issuer:

CTC Media, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Pravda Street, 15A, 125124, Moscow, Russia

Item 2(a).	Name of Persons Filing:

Access Industries Holdings LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2711 Centerville Road, Suite 400
Wilmington, DE 19808

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

12642X106

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check
Whether the Person Filing is a:

Not applicable

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

Page 4 of 6 pages

(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 9,485,000

(b)	Percent of Class: 6.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 9,485,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 9,485,000

(iv) Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Page 5 of 6 pages

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page  6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2008

Access Industries Holdings LLC

/s/ Alejandro Moreno

Signature

Alejandro Moreno, Vice President, Access Industries Management, LLC

Name/Title